FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

EXHIBIT LIST

99.1        Consolidated Financial Statements for Years ended December 31, 2009 and 2008
99.2        Management Discussion and Analysis for Years ended December 31, 2009
99.3        Form 52-109F1 Certification of Annual Filings - Chief Executive Officer

99.4        Form 52-109F1 Certification of Annual Filings - Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  March 31, 2010
/s/ Bradford Cooke
Bradford Cooke
Chief Executive Officer